

April 25, 2011

Via E-mail
Mr. James Reagan
Chief Financial Officer
Vangent, Inc.
4250 North Fairfax Drive, Suite 1200
Arlington, VA 22203

> **Re: Vangent, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 8-K/A Filed November 16, 2010**
> **File No. 333-145355**

Dear Mr. Reagan:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

1. Please tell us the percentage of ownership interest you have in the two foreign joint ventures. Also please tell us and clarify in future filings whether the remaining ownership interest in those foreign joint ventures is included as non-controlling interest in the financial statements.

Revenue Recognition

2.   We note your cost-plus contracts include both fixed fees and award fees. We further note you recognized the award fees either when awarded by the customer or ratably over the contract performance period. Please tell us the amount of fees earned that are fixed versus those that are earned on an award basis for the periods presented. Further, please tell us what percentage of award fees are recognized when awarded compared to those recognized ratably based on your estimates.

3.   You state that your fixed price system development contracts are within the scope of 605-35. Please tell us what other type of work is performed under fixed price contracts, if any, and how revenue under those contracts is recognized. In this regard, we note that one of your offerings is business process outsourcing. Please tell us under which type of contract these services are usually performed and how such revenue is recognized.

Note 9. Goodwill, page F-17

4.   We note from your disclosures on page F-17 that you do not expect the Government Group to be at risk for impairment charges. Considering the significance of the goodwill allocated to the Government group, please further clarify your disclosures here or in your critical accounting policies to state, if true, that you have determined the estimated fair value substantially exceeds the carrying value for this reporting unit. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

5.   We note that during each of the past three fiscal years you have recorded goodwill impairment charges related to your International and Human Capital Groups. Explain further the factors that contributed to these impairment charges and tell us how you considered such factors in determining that the remaining goodwill balance for each of these reporting units is not impaired. Provide a summary of assumptions used in your evaluation to support your conclusions.

6.   Please tell us how you considered all of the factors in ASC 350-30-35-3 through 4 in determining that the intellectual property of Humana Capital Group has an indefinite life. In this regard please explain what this asset is and describe further any legal, regulatory, contractual, competitive, economic, or other factors associated with these intangible assets and how you considered whether any of these factors limit the useful life of these assets.

Note 12. Income Taxes, page F-20

7.   We note that you released a significant portion of your deferred tax valuation allowance during fiscal 2010. Considering fiscal 2010 was the first year in which you had pre-tax income, explain further how you determined that it was more likely than not that the majority of your deferred tax assets will be realized. Please provide both the positive and negative evidence considered that supports the release of your valuation allowance and

tell us how you weighted such evidence   We refer you to ASC 740-10-30-17 through 30-25.

Form 8-K/A Filed November 16, 2010

8.   Please tell us how you calculated the significance of the Buccaneer Systems & Service Inc. acquisition in determining which historical financial statements to include in your Form 8-K/A and specifically explain why you did not include any interim financial statements for this company. We refer you to Rule 1-02(w) and Rule 3-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief